

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Scott Milford
Chief Executive Officer
XWELL, Inc.
254 West 31st Street, 11th Floor
New York, New York 10001

> **Re: XWELL, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 4, 2023**
> **File No. 333-273726**

Dear Scott Milford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Endicott